Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 2, 2026 to Prospectus dated October 31, 2025

Registration No. 333-291189

DOMINION ENERGY, INC.

FINAL TERM SHEET

November 2, 2026

	2026 Series B 5.25% Senior Notes due 2029	2026 Series C 5.95% Senior Notes due 2037
Principal Amount:	$600,000,000	$600,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (positive outlook) / BBB (positive outlook) / BBB+ (positive watch)	Baa2 (positive outlook) / BBB (positive outlook) / BBB+ (positive watch)

Trade Date:	November 2, 2026	November 2, 2026

Settlement Date (T+9)**:	November 16, 2026	November 16, 2026

Final Maturity Date:	November 15, 2029	January 15, 2037

Interest Payment Dates:	May 15 and November 15	January 15 and July 15

First Interest Payment Date:	May 15, 2027	July 15, 2027

Optional Redemption:	Make Whole Call at T+10 bps prior to October 15, 2029; Par Call on or after October 15, 2029	Make Whole Call at T+20 bps prior to October 15, 2036; Par Call on or after October 15, 2036

Tax Credit Event Redemption:	In whole but not in part at 101% of the principal amount plus accrued and unpaid interest (any notice of redemption may be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance)	In whole but not in part at 101% of the principal amount plus accrued and unpaid interest (any notice of redemption may be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance)

Benchmark Treasury:	4.875% due October 15, 2029	4.625% due August 15, 2036

Benchmark Treasury Yield:	4.648%	4.898%

Spread to Benchmark Treasury:	+65 bps	+110 bps

Reoffer Yield:	5.298%	5.998%

Coupon:	5.25%	5.95%

Price to Public:	99.869% of the principal amount	99.620% of the principal amount

Proceeds to the Company Before Expenses:	99.519% of the principal amount	98.970% of the principal amount

CUSIP/ISIN:	25746U EE5/US25746UEE55	25746U EF2/US25746UEF21

Joint Book-Running Managers:	Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, Barclays Capital Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated November 2, 2026, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Goldman Sachs & Co. LLC	1-866-471-2526 (toll-free)
Mizuho Securities USA LLC	1-866-271-7403 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the ninth business day following the date of this final term sheet (this settlement cycle being referred to as “T+9”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding seven business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.